UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
______________________

ENZYMOTEC LTD.
(Name of Subject Company)
______________________

ENZYMOTEC LTD.
(Names of Persons Filing Statement)

Ordinary Shares, par value NIS 0.01 per share
(Title of Class of Securities)

M4059L101
(CUSIP Number of Class of Securities)

Erez Israeli
President and Chief Executive Officer
Enzymotec Ltd.
Sagi 2000 Industrial Area
P.O. Box 6
Migdal Ha'Emeq 2310001, Israel
+972-74-717-7177
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Colin J. Diamond, Esq. John Reiss, Esq. White & Case LLP 1221 Avenue of the Americas New York, NY 10020-1095 Tel: (212) 819-8200	Dan Shamgar, Adv. David Glatt, Adv. Meitar Liquornik Geva Leshem Tal 16 Abba Hillel Silver Rd. Ramat Gan 5250608, Israel Tel: +972-3-610-3100

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Exhibit     Document

99.1           Press release, dated August 28, 2017.

Cautionary Statement Regarding Forward Looking Statements
Certain statements in this communication are forward-looking statements. These statements relate to future events or Enzymotec's future financial performance and involve known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of Enzymotec or its industry to be materially different from those expressed or implied by any forward-looking statements.  In some cases, forward-looking statements can be identified by terminology such as "may," "will," "could," "would," "should," "expect," "plan," "anticipate," "intend," "believe," "estimate," "predict," "potential" or other comparable terminology.  Enzymotec has based these forward-looking statements on its current expectations, assumptions, estimates and projections.  While Enzymotec believes these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Enzymotec's control.  Risks and uncertainties include future actions that may be taken by Frutarom in furtherance of its unsolicited offer, and the ability to execute and achieve the desired benefits of announced initiatives.  These and other important factors, including those discussed under "Risk Factors" in Enzymotec's annual report on Form 20-F for the year ended December 31, 2016 filed with the SEC on March 16, 2017, as well as Enzymotec's subsequent filings with the Securities and Exchange Commission ("SEC"), may cause actual results, performance or achievements to differ materially from those expressed or implied by these forward-looking statements.  The forward-looking statements in this press release are made only as of the date hereof, and unless otherwise required by applicable securities laws, Enzymotec disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information:

The tender offer for the outstanding ordinary shares of Enzymotec has not yet commenced.  This communication is for informational purposes only, and it does not constitute an offer to purchase or a solicitation of an offer to sell any securities.  If and when Frutarom commences its proposed tender offer, Enzymotec will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer.  The solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer.  INVESTORS AND SECURITY HOLDERS OF ENZYMOTEC ARE URGED TO READ THE SOLICITATION/RECOMMENDATION STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Such materials will be made available to Enzymotec's shareholders at no expense to them in the Investor Relations section of the Enzymotec web site at http://ir.enzymotec.com/.  In addition, such materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC website: www.sec.gov.

About Enzymotec Ltd.

Enzymotec is a leading global supplier of specialty lipid-based products and solutions.  Enzymotec develops, manufactures and markets innovative bio-active lipid ingredients, as well as final products, based on sophisticated processes and technologies.